Exhibit (a)(8)

The Greater China Fund, Inc. (NYSE: GCH)
Announces Preliminary Results of Tender Offer
Less than 75% of the Outstanding Shares Tendered

New York, New York, February 7, 2013 -- The Greater China Fund, Inc. (NYSE: GCH) (the “Fund”) announced today the expiration and preliminary results of the Fund’s tender offer (the “Tender Offer”) for up to 16,987,608 of its issued and outstanding shares of common stock, par value $0.001 per share.  The Tender Offer was for up to 70% of the Fund’s issued and outstanding shares.  The Tender Offer expired at 11:59 p.m., Eastern Time, on February 6, 2013 (the “Expiration Date”).

Based upon current information, approximately 15,966,299 shares, or approximately 65.8% of the Fund’s issued and outstanding common stock, were tendered through the Expiration Date, including shares tendered pursuant to notices of guaranteed delivery.  These numbers are subject to adjustment and should not be regarded as final.  Because less than 75% of the Fund’s shares were tendered in the Tender Offer, the Tender Offer was not cancelled and the Fund will not be required pursuant to its previously disclosed agreement to solicit proxies from stockholders for the liquidation and dissolution of the Fund.

No more than a total of 16,987,608 properly tendered shares will be accepted in exchange for cash at a price equal to 99% of the Fund’s net asset value (“NAV”) per share, as determined later today, February 7, 2013, following the close of business on the New York Stock Exchange.  The final number of shares validly tendered and accepted pursuant to the Tender Offer and the price per share will be announced at a later date.

For more information about the Tender Offer please contact AST Fund Solutions, LLC, the Fund’s Information Agent for the Tender Offer, by calling (212) 400-2605 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday (except holidays).

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Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a share exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

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